SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 30, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507 [redacted]

08000572

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated January 30, 2008 (Sumitomo Metals Announces Particulars of Spin-off of Titanium Sheet and Plate Business to Subsidiary Sumitomo Metals (Naoetsu)Aimed at Strengthening Titanium Business)

PROCESSED
FEB 0 8 2008
THOMSON FINANCIAL

Very truly yours,

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 30, 2008

Sumitomo Metal Industries, Ltd.

Sumitomo Metals Announces Particulars of Spin-off of Titanium Sheet and Plate Business to Subsidiary Sumitomo Metals (Naoetsu) Aimed at Strengthening Titanium Business

On November 29, 2007, Sumitomo Metal Industries, Ltd. (Sumitomo Metals) announced plans to spin off its titanium plate business to subsidiary Sumitomo Metals (Naoetsu), Ltd. The particulars of this move were decided at today's Board of Directors meeting.

1. Purpose of spin-off

Sumitomo Metals thinks global demand for titanium will continue to rise going forward, led by aircraft manufacturers. Accordingly, Sumitomo Metals Group is integrating manufacturing, sales, and technical services in order to improve customer service and reinforce the foundation of our titanium business. As part of this, the Company has also decided to spin off its titanium sheet and plate business.

2. Summary of company spin-off

(1) Spin-off schedule

- Board of Directors decision: January 30, 2008
- Spin-off agreement finalized: January 31, 2008 (expected)
- Date agreement effective: April 1, 2008 (expected)

(2) Spin-off method

Sumitomo Metals plans to spin the business off to its wholly owned subsidiary Sumitomo Metals (Naoetsu) via the simple spin-off method.

(3) Decline in capital, due to spin-off

N/A

(4) Handling of Sumitomo Metals' warrants and warrant bonds

There are no outstanding warrants or warrant bonds.

(5) Rights and obligations assumed by succeeding company

The succeeding company will assume assets and liabilities related to the titanium sheet and plate business as well as existing contractual positions. Assets and liabilities will be valued based on our September 30, 2007 balance sheet, with adjustments made for any change in value between then and the date the spin-off agreement takes effect.

(6) Redemption of debt

After the spin-off, both Sumitomo Metals and Sumitomo Metals (Naoetsu) will have sufficient non-exempt property to cover existing debts, so Sumitomo Metals foresees no problem for either company in terms of meeting obligations.

3. Outline of divesting company

(1) Outline of Sumitomo Metals (consolidated)

As of March 31, 2007

① Name	Sumitomo Metal Industries, Ltd.
② Principal businesses	Steel, engineering, electronics, others
③ Date of establishment	July 1, 1949
④ Headquarters	5-33, Kitahama 4-chome Chuo-ku, Osaka 541-0041, Japan
⑤ President and Representative Director	Hiroshi Tomono
⑥ Paid-in capital	¥262,072million
⑦ Shares issued	4,805,974thousand common shares
⑧ Net assets	¥924,798 million (consolidated)
⑨ Total assets	¥2,301,556 million (consolidated)
⑩ Fiscal year-end	March 31
⑪ Principal shareholders and shareholdings	Sumitomo Corporation: 7.54%, Japan Trustee Services Bank, Ltd. (trust account): 5.15%, Nippon Steel Corporation: 5.01%, The Master Trust Bank of Japan, Ltd. (trust account): 4.39%, Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.): 1.88%, Nippon Life Insurance Company: 1.77%, Kobe Steel, Ltd.: 1.71%, The Sumitomo Trust and Banking Co., Ltd.: 1.56%, Japan Trustee Services Bank, Ltd. (account in trust No.4): 1.45%, Mitsui Sumitomo Insurance Company, Limited: 1.42%

(2) Outline of Sumitomo Metals (Naoetsu), Ltd. (consolidated)

As of March 31, 2007

① Name	Sumitomo Metals (Naoetsu), Ltd.
② Principal businesses	Manufacturing and sales of stainless steel products (shaped steel, precision rolled products, cladding, etc.)
③ Date of establishment	April 1, 2000
④ Headquarters	12-1, Minato-cho 2-chome Joetsu-shi, Niigata, Japan
⑤ President and Representative Director	Hideho Masuda
⑥ Paid-in capital	¥5,500 million
⑦ Shares issued	400 common shares
⑧ Net assets	¥10,204 million (consolidated)
⑨ Total assets	¥34,838 million (consolidated)
⑩ Fiscal year-end	March 31
⑪ Principal shareholder and shareholdings	Sumitomo Metal Industries, Ltd.: 100%

4. Outline of business being spun off

(1) Business being spun off

Titanium sheet and plate sales and technical services

(2) Operating results for this business for year ended March 31, 2007

	Titanium sheet and plate division (a)	Sumitomo Metals (b)	Ratio (a/b)
Sales	¥14.0 billion	¥1,602.7 billion	0.87%

(3) Breakdown of assets and liabilities to be spun off and their value

As of September 30, 2007

Assets		Liabilities	
Item	Book value	Item	Book value
Current assets	¥500 million	Current liabilities	¥200 million
Fixed assets	¥1,500 million	Long-term liabilities	¥200 million
Total	¥2.0 billion	Total	¥400 million

5. Sumitomo Metals after the spin-off

(1) There will be no changes to the Company' s name, principal businesses, headquarters location, Representative Director, or financial year-end.

(2) The impact of the spin-off on Sumitomo Metals earnings is expected to be minimal.

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 31, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated January 31, 2008 (Sumitomo Metal Industries, Ltd. Financial Situation and Business Results for the Third Quarter of Fiscal Year 2007 (ending March 31, 2008))
2. Press Release dated January 31, 2008 (Sumitomo Metals Reinforces Ties with, Sells Treasury Stock to Sumitomo Corporation)

Very truly yours,

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

Sumitomo Metal Industries, Ltd.
Financial Situation and Business Results
for the Third Quarter of Fiscal Year 2007 (ending March 31, 2008)

Company name	: Sumitomo Metal Industries, Ltd.
Listed on	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number	: 5405
URL	: http://www.sumitomometals.co.jp/
Contact	: Toshifumi Matsui, Manager, Public Relations Group Phone +81-3-4416-6115

1. Highlights of Consolidated Financial Results for the Third Quarter of FY2007 (April 1, 2007- December 31, 2007)

(1) Consolidated Statements of Income % change from previous third quarter

	Sales		Operating profit		Recurring profit		Net income for the quarter	
	million yen	%	million yen	%	million yen	%	million yen	%
Third Quarter of Fiscal Year 2007	1,294,770	10.8	211,682	(0.7)	234,215	(1.9)	144,277	(7,5)
Third Quarter of Fiscal Year 2006	1,168,879	3.3	213,192	(6.3)	238,747	13.9	155,957	(10.2)
Fiscal Year 2006	1,602,720	-	303,774	-	327,676	-	226,725	-

	Net income per share for the quarter	Net income per share after dilution for the quarter
	Yen	Yen
Third Quarter of Fiscal Year 2007	31.58	31.57
Third Quarter of Fiscal Year 2006	32.72	32.71
Fiscal Year 2006	47.89	47.87

(2) Consolidated Balance Sheets

	Total assets	Net assets	Equity ratio	Net assets per share
	million yen	million yen	%	Yen
Third Quarter of Fiscal Year 2007	2,434,471	920,083	35.8	191.92
Third Quarter of Fiscal Year 2006	2,218,426	824,357	35.2	168.36
Fiscal Year 2006	2,301,556	924,798	38.3	189.81

(3) Consolidated Statements of Cash Flows

	Net Cash provided by operating activities	Net Cash used in investing activities	Net Cash used in financing activities	Cash and cash equivalents at end of period
	million yen	million yen	million yen	million yen
Third Quarter of Fiscal Year 2007	130,598	(122,331)	(4,493)	17,064
Third Quarter of Fiscal Year 2006	-	-	-	-
Fiscal Year 2006	171,833	(108,934)	(83,456)	13,020

(Note) Sumitomo Metals has presented quarterly consolidated statements of cash flow starting from the first quarter of FY2007. Therefore, the equivalent figures from the corresponding quarter of the previous year are not presented in the above table.

2. Target of Consolidated Financial Results for FY2007 (year ending March31, 2008)

% change from previous year

	Net Sales		Operating profit		Recurring profit		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Full year	1,730,000	7.9	280,000	(7.8)	305,000	(6.9)	190,000	(16.2)	41.50

3. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation): None

(2) Adoption of simplified procedure in accounting methods : Yes

(3) Change in accounting procedure as from the current consolidated fiscal year: Yes

(Remarks) Please refer to page 4 regarding "Qualitative Information and Financial Statements, etc." (4. Other)

* The explanation for appropriate use of the target, and other important notice

The target for FY2007 listed above is the revised version of that announced on October 31, 2007.

The forecasts included in this document reflect the Company's current beliefs and are based upon information currently available to it. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ from those expressed in, or implied by, such forecasts. Be advised that developments subsequent to this document are likely to cause these forecasts to become outdated with the passage of time.

Please refer to page 4 regarding "Qualitative Information and Financial Statements, etc." (3. Qualitative Information on Target of Consolidated Financial Results) for your use of the target.

[Qualitative Information and Financial Statements, etc.]

1. Qualitative Information on Consolidated Statements of Income

During the third quarter (April 1, 2007 to December 31, 2007) under review, the Sumitomo Metals Group's steel business continued production at a high level supported by a favorable environment of steady demand for high-end steel products targeted towards energy and automobile industries. In terms of cost, prices of raw materials, especially freight, increased due to the price surge of oil. While continuing our efforts to reduce costs, we have been improving our sales price with the understanding of our customers.

The Group has been implementing a range of concrete initiatives to pursue "sustained growth that emphasizes quality" as set forth in our Medium-Term Business Plan (FY2006 to FY2008). Specifically, we have increased our production capacity by relining our blast furnace, upgraded our manufacturing facilities for steel sheets for automotive applications, and begun operating our thermal power plant equipment for IPP (Independent Power Producer) at Kashima Steel Works. We are also promoting upgrade of production facilities for seamless pipes.

We are also moving to develop our business in the growing market through projects such as our joint venture in Brazil that manufactures seamless pipe, our joint venture in the steel sheet business in Vietnam and participation in an integrated steel works project by Bhushan Steel Limited in India. In our efforts to strengthen our cooperation with Sumitomo Corporation in overseas businesses, we decided to receive a 10 billion yen investment in our joint venture company in Brazil from Sumitomo Corporation.

We also decided to allot 49.6 billion yen of our treasury stock to Sumitomo Corporation and in return to purchase 15 billion yen of Sumitomo Corporation stock.

Moreover, we decided to acquire additional shares of Nippon Steel Corporation and Kobe Steel, Ltd. to further strengthen our alliance with these companies.

With respect to business results for the third quarter under review, although we were able to set off the increase in our expenses from rising raw material costs mainly by improving our sales price, our depreciation and amortization increased because of the new tax scheme. As a result, our net sales were 1,294.7 billion yen, operating profit was 211.6 billion yen, recurring profit was 234.2 billion yen and net income for the quarter was 144.2 billion yen.

2. Qualitative Information on Consolidated Balance Sheets

As of December 31, 2007, total assets were 2,434.4 billion yen, an increase of 132.9 billion yen compared to that of March 31, 2007. Net assets were 920.0 billion yen, a decrease of 4.7 billion yen compared to that of March 31, 2007, and equity ratio was 35.8%. Consolidated debt was 854.4 billion yen, an increase of 136.4 billion yen compared to that of March 31, 2007. This is because we used funds for paying corporate taxes and dividends, purchasing treasury stock and actively investing in plant and equipment.

(Statements of Cash Flows)

- Net cash provided by operating activities was 130.5 billion yen in the third quarter under review, because income before income taxes and minority interests was 228.2 billion yen but corporate tax payments were 94.3 billion yen.
- Net cash used in investing activities was 122.3 billion yen due to investment in facilities to realize our business strategy of "Accelerating Distinctiveness".

- Net cash used in financing activities was 4.4 billion yen as we funded the expenses to acquire treasury stock and pay dividends by increasing our debt.

As a result of the above factors, cash and cash equivalents as of December 31, 2007 were 17.0 billion yen, an increase of 4.0 billion yen compared to that as of March 31, 2007.

3. Qualitative Information on Target of Consolidated Financial Results

We modified our target consolidated operating profit for the current fiscal year to 280.0 billion yen primarily due to increased expenses as raw material prices, especially freight, have surged. In addition, our target net income per share for the same period reflects the allotment of our treasury stock to Sumitomo Corporation.

4. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation)

Not applicable.

(2) Adoption of simplified procedure in accounting methods

Certain simplified methods have been adopted, such as omitting on-site inventory settlements.

(3) Change in accounting procedure as from the current consolidated fiscal year

According to change in the corporate tax law in 2007, we have modified the depreciation method for property, plant and equipment from the current fiscal year to comply with the method set forth in the revised corporate tax law.

As a result, compared to the results based on the previous method of calculation, in the third quarter under review, our depreciation and amortization increased by 10,251 million yen, operating profit decreased by 10,244 million yen, and recurring profit as well as income before income taxes and minority interests for the quarter both decreased by 10,251 million yen respectively.

5. Consolidated Financial Statements (Summary)

(1) Consolidated Statement of Income (Summary)

(Unit: Million Yen)

Item	Previous Third Quarter (April 1, 2006 – December 31, 2006)	Third Quarter Under Review (April 1, 2007 – December 31, 2007)	Change		<Reference> Previous Fiscal Year (FY 2006)
	Amount	Amount	Amount	% change	Amount
Net Sales	1,168,879	1,294,770	125,891	10.8	1,602,720
Cost of sales	(848,853)	(976,882)	-128,028		(1,156,622)
Gross profit	320,025	317,888	-2,137	-0.7	446,098
Selling, general and administrative expenses	(106,833)	(106,205)	627		(142,324)
Operating profit	213,192	211,682	-1,509	-0.7	303,774
Non operating income	50,049	47,984	-2,064		63,241
Interest income	1,384	1,204	-180		1,593
Dividend income	5,536	5,172	-363		6,682
Equity in earnings of unconsolidated subsidiaries and associated companies	33,752	32,741	-1,011		41,803
Other non operating income	9,376	8,866	-509		13,161
Non operating expenses	(24,493)	(25,452)	-958		(39,339)
Interest expense	(8,674)	(10,103)	-1,428		(11,468)
Other non operating expenses	(15,819)	(15,348)	470		(27,871)
Recurring profit	238,747	234,215	-4,532	-1.9	327,676
Non recurring income	11,081	6,903	-4,177		29,842
Non recurring loss	(12,085)	(12,899)	-814		(15,793)
Income before income taxes and minority interests	237,743	228,219	-9,524	-4.0	341,725
Income taxes	(80,003)	(80,637)	-634		(112,280)
Minority interests	(1,782)	(3,304)	-1,521		(2,719)
Net income	155,957	144,277	-11,679	-7.5	226,725

(2) Consolidated Balance Sheets (Summary)

(Unit: Million Yen)

Item	At the end of Previous Third Quarter (As of December 31, 2006)	At the end of Third Quarter Under Review (As of December 31, 2007)	Change		<Reference> Previous Fiscal Year (As of March 31, 2007)	Change (Compared with the previous FY)	
	Amount	Amount	Amount	% change	Amount	Amount	% change
(Assets)							
Current assets:	683,433	758,589	75,155	11.0	672,555	86,033	12.8
Cash and deposits	18,438	17,128	-1,310		13,084	4,043	
Trade notes and accounts receivable	212,335	215,965	3,630		213,432	2,533	
Inventories	386,652	463,522	76,869		385,604	77,917	
Other	66,007	61,973	-4,033		60,434	1,538	
Fixed assets:	1,534,993	1,675,881	140,888	9.2	1,629,000	46,881	2.9
Property, plant and equipment	1,021,141	1,085,722	64,580		1,046,278	39,443	
Intangibles	5,292	4,354	-937		5,055	-701	
Investments and other assets	508,559	585,805	77,245		577,666	8,138	
Total assets	2,218,426	2,434,471	216,044	9.7	2,301,556	132,914	5.8
(Liabilities)							
Current liabilities:	860,309	890,054	29,744	3.5	807,856	82,198	10.2
Trade notes and accounts payable	397,369	363,208	-34,160		340,457	22,751	
Short-term borrowings	275,054	236,913	-38,140		244,913	-8,000	
Commercial paper	19,000	72,000	53,000		-	72,000	
Current portion of long term bonds	15,000	31,500	16,500		15,000	16,500	
Other	153,886	186,432	32,545		207,484	-21,052	
Long-term liabilities	533,759	624,332	90,573	17.0	568,902	55,430	9.7
Bonds	101,158	114,661	13,503		121,159	-6,497	
Long-term borrowings	331,472	399,394	67,921		336,910	62,483	
Other	101,127	110,276	9,148		110,831	-555	
Total liabilities	1,394,069	1,514,387	120,318	8.6	1,376,758	137,628	10.0

Item	At the end of Previous Third Quarter (As of December 31, 2006)	At the end of Third Quarter Under Review (As of December 31, 2007)	Change		<Reference> Previous Fiscal Year (As of March 31, 2007)	Change (Compared with the previous FY)	
	Amount	Amount	Amount	% change	Amount	Amount	% change
(Net assets)							
Shareholders' equity:	670,620	775,585	104,965	15.7	743,068	32,517	4.4
Capital stock	262,072	262,072	-		262,072	-	
Capital surplus	61,897	61,897	-		61,897	-	
Retained earnings	417,871	593,757	175,886		490,523	103,234	
Treasury stock, at cost	(71,220)	(142,141)	-70,921		(71,424)	-70,717	
Valuation and translation adjustments:	110,705	96,302	-14,402	-13.0	137,738	-41,436	-30.1
Unrealized gain on available-for-sale securities	101,442	84,825	-16,617		122,825	-38,000	
Deferred losses on derivatives under hedge accounting	(1,008)	(1,020)	-11		(541)	-478	
Land revaluation surplus	11,939	13,817	1,878		16,804	-2,986	
Foreign currency translation adjustments	(1,667)	(1,320)	347		(1,349)	28	
Minority interests	43,031	48,195	5,164	12.0	43,990	4,204	9.6
Total net assets	824,357	920,083	95,726	11.6	924,798	-4,714	-0.5
Total liabilities and net assets	2,218,426	2,434,471	216,044	9.7	2,301,556	132,914	5.8

(3) Consolidated Statement of Cash Flows (Summary)

(Unit: Million Yen)

	Third Quarter Under Review (April 1, 2007 – December 31, 2007)	<Reference> Previous Fiscal Year (FY 2006)
Classification	Amount	Amount
Operating activities:		
Income before income taxes and minority interests	228,219	341,725
Adjustments for:		
Depreciation and amortization	75,604	73,380
Interest and dividend income	(6,376)	(8,276)
Interest expense	10,103	11,468
Equity in earnings of unconsolidated subsidiaries and associated companies	(32,741)	(41,803)
Decrease(increase)in receivables	966	(6,348)
Increase in inventories	(74,696)	(37,246)
Increase (decrease) in payables	28,335	(8,212)
Other, net	(4,513)	(13,759)
Income taxes paid	(94,302)	(139,093)
Net cash provided by operating activities	130,598	171,833
Investing activities:		
Interest and dividends received	15,121	16,981
Acquisition of property, plant and equipment and other assets	(113,113)	(127,107)
Other, net	(24,339)	1,191
Net cash used in investing activities	(122,331)	(108,934)
Financing activities:		
Interest paid	(10,175)	(11,504)
Increase (decrease) in borrowings and debt	127,240	42,889
Dividends paid	(43,600)	(38,416)
Others, net	(77,957)	(76,424)
Net cash used in financing activities	(4,493)	(83,456)
Foreign currency translation adjustments on cash and cash equivalents	271	684
Net decrease in cash and cash equivalents	4,043	(19,872)
Cash and cash equivalents at beginning of period	13,020	32,596
Cash and cash equivalents increase by change of consolidated subsidiaries	-	297
Cash and cash equivalents at end of period	17,064	13,020

(Remark)

Reconciliation of cash and cash equivalents at the end of term stated in the consolidated balance sheet and consolidated statement of cash flows.

	<End of December 2007>	<End of March 2007>
	million yen	million yen
Cash and deposits	17,128	13,084
Time deposits with original maturities of more than three months purchase	(63)	(63)
Cash and cash equivalents	17,064	13,020

(4) Segment Information

Previous Third Quarter (April 1, 2006 – December 31, 2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	1,085,556	7,286	44,797	31,239	1,168,879	-	1,168,879
Intersegment sales	563	-	-	13,680	14,243	(14,243)	-
Total sales	1,086,119	7,286	44,797	44,920	1,183,123	(14,243)	1,168,879
Cost of sales and operating expenses	877,335	8,473	42,844	41,062	969,716	(14,029)	955,687
Operating profit (loss)	208,784	(1,187)	1,952	3,857	213,406	(214)	213,192

Third Quarter Under Review (April 1, 2007 – December 31, 2007)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	1,205,286	10,372	47,288	31,822	1,294,770	-	1,294,770
Intersegment sales	937	-	-	15,875	16,812	(16,812)	-
Total sales	1,206,223	10,372	47,288	47,698	1,311,583	(16,812)	1,294,770
Cost of sales and operating expenses	997,666	10,602	47,273	44,125	1,099,668	(16,580)	1,083,088
Operating profit (loss)	208,556	(229)	14	3,572	211,914	(231)	211,682

<Reference> Previous Fiscal Year (FY 2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	1,488,861	10,784	59,389	43,685	1,602,720	-	1,602,720
Intersegment sales	1,347	-	-	19,191	20,538	(20,538)	-
Total sales	1,490,208	10,784	59,389	62,876	1,623,259	(20,538)	1,602,720
Cost of sales and operating expenses	1,192,413	12,455	56,922	57,329	1,319,121	(20,175)	1,298,946
Operating profit (loss)	297,795	(1,670)	2,466	5,547	304,137	(363)	303,774

(Remarks) Principal products for respective segments

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, Couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, wholesale power supply, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant, sales of limestone, etc.
Engineering		Steel bridge, steel structure for civil engineering, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

1. Japan crude steel production

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	29	28	57	28	28	56	113
FY2006	29	29	58	30	30	60	118
FY2007 (Forecast)	30	30	60	30	-	60(approx.)	120(approx.)

2. Sumitomo Metals' crude steel production (*1)

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	3.31	3.39	6.70	3.30	3.31	6.61	13.31
FY2006	3.29	3.38	6.67	3.34	3.37	6.71	13.38
FY2007(Target)	3.21	3.40	6.61	3.51	-	6.99(approx.)	13.6(approx.)

3. Export ratio (*2) (value basis)

%

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	43	-	-	44	44
FY2006	46	46	46	46	47	47	46
FY2007 (Target)	46	46	46	44	-	44(approx.)	45(approx.)

4. Foreign exchange rate

yen/US$

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	108	111	109	117	117	117	113
FY2006	114	116	115	118	120	119	117
FY2007 (Forecast)	121	118	119	114	-	112(approx.)	116(approx.)

5. Consolidated exposure to foreign exchange fluctuations

	FY 2006	FY2007 forecast
Excess amount of dollar dominated transactions	Approx. 1.7 billion US$ per year	Approx. 1.6 billion US$ per year

6. Average price of steel products (*3)

thousand yen/ton

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	88.5	-	-	98.9	93.7
FY2006	95.5	97.9	96.7	100.1	106.2	103.2	100.0
FY2007 (Target)	102.3	108.8	105.6	107.3	-	106(approx.)	106(approx.)

7. FY2007 target for non-consolidated figures

billion yen

	FY2007	FY2007		FY2007
	Result for first half	Result for third quarter (the total of nine months)	Target for full year	Previous target for full year
Sales	550.0	837.9	1,130(approx.)	1,130(approx.)
Operating profit	105.9	157.1	205(approx.)	210(approx.)
Recurring profit	115.3	171.0	215(approx.)	215(approx.)
Net income	72.5	104.4	130(approx.)	130(approx.)

8. Consolidated segment information

billion yen

	FY2007			
	Result for third quarter (the total of nine months)		Target for full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	1205.2	208.5	1607(approx.)	275(approx.)
Engineering	10.3	(0.2)	15(approx.)	0(approx.)
Electronics	47.2	0	63(approx.)	0(approx.)
Other	31.8	3.3	45(approx.)	5(approx.)

<Sales by steel business companies (Consolidated) >

billion yen

	FY2007	
	Result for third quarter (the total of nine months)	Target for full year
Steel Sheet, Plate, Titanium & Structural Steel	461.0	620 (approx.)
Pipe & Tube	506.5	670 (approx.)
Railway, Automotive & Machinery Parts	76.5	105 (approx.)
Sumitomo Metals (Kokura), Ltd.	114.3	153 (approx.)

9. Debt as of the end of the month

billion yen

	March 2007	September 2007	December 2007	Target March 2008
Consolidated	717.9	778.4	854.4	900(approx.)
Non-consolidated	639.3	704.5	776.0	825(approx.)

10. Analysis of consolidated recurring profit

billion yen

	The third quarter of FY2006 (the total of nine months)	The third quarter of FY2007 (the total of nine months)	Change
Consolidated recurring profit	238.7	234.2	-4.5

Increasing profit		Decreasing profit	
Cost improvement	13.5	Raw materials, etc.	(74.0)
Exchange rate fluctuation	1.0	Depreciation in accordance with the Corporation Tax Law amendments	(11.5)
Profit from valuation	11.0	Fixed costs	(9.0)
Equity in earnings of unconsolidated subsidiaries	8.0	Negative effects by the switch of blast furnace	(5.0)
Sales prices, etc.	70.5	Transient profit of SUMCO in the first half of FY2006	(9.0)
Total	104.0	Total	(108.5)
Total: -4.5 billion yen			

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation

(END)

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 31, 2008
Sumitomo Metal Industries, Ltd.

Sumitomo Metals Reinforces Ties with, Sells Treasury Stock to Sumitomo Corporation

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) and Sumitomo Corporation (Sumitomo Corp) have reached a basic agreement wherein Sumitomo Corp will invest ¥10 billion in the integrated high-grade seamless pipe joint venture in Brazil between Sumitomo Metals and the Vallourec Group. In addition, to further strengthen the ties between Sumitomo Metals and Sumitomo Corp, Sumitomo Corp has agreed to purchase ¥49.6 billion worth of Sumitomo Metals' treasury stock via a third-party allotment, while Sumitomo Metals will purchase ¥15 billion worth of Sumitomo Corp stock.

Sumitomo Metals and Sumitomo Corp share a wide-ranging strategic partnership based on the Sumitomo business philosophy of "placing prime importance on integrity and sound management." Sumitomo Metals' global business, including the Brazilian joint venture mentioned above, is becoming increasingly important as the Company pursues its strategy of sustained growth that emphasizes quality. Today's stock purchasing agreement will allow Sumitomo Metals to leverage Sumitomo Corp's strong overseas networks and deepen the cooperation between the two in growth markets.

I. Reinforcement of ties between Sumitomo Metals and Sumitomo Corp

1. Joint venture in Brazil

(1) Company name: Vallourec & Sumitomo Tubos do Brasil Ltda.
(2) President: Otavio Sanabio
(3) Business: An integrated steelworks that manufactures high-grade seamless pipes
(4) Ownership: Vallourec group 56%; Sumitomo Metals approx. 39%; Sumitomo Corp approx. 5%
(5) Cooperation with Sumitomo Corp:
The partnership with Sumitomo Corp should boost the marketability of Sumitomo Metals' seamless products. Utilizing the supply-chain management system developed by Sumitomo Corp and Sumitomo Metals will enable timely and stable supply of products to our customers.

2. Recent examples of cooperation between Sumitomo Metals and Sumitomo Corp

Sumitomo Metals cooperates with Sumitomo Corp in a large number of areas, primarily in terms of sales.

(1) Premium OCTG joints threading business in China: announced on March 28, 2007
(Vallourec's stake is 51%, Sumitomo Metals' stake is 34%, Sumitomo Corp's stake is 15%)

(2) Crankshaft machining business in the U.S.: announced on August 31, 2007
(Sumitomo Metals' stake is 60%, Sumitomo Corp's stake is 40%)

(3) Second crankshaft forging press line at Huizhou Sumikin: announced on November 9, 2007 (Sumitomo Metals' stake is 51%, TKC's stake is 34%, Sumitomo Corp's stake is 15%)

II. Third-party allotment of treasury stocks

1. Goal of third-party allotment of treasury stock

Overseas operations are becoming more important, so Sumitomo Metals will allot treasury stock to Sumitomo Corp in order to leverage Sumitomo Corp's strong overseas networks and deepen the cooperation between the two in growth markets.

2. Total funds procured and their usage

(1) Total funds procured

¥49,694,040,000

(2) Usage of funds procured

The funds procured via the third-party allotment of treasury stock will be used to purchase Sumitomo Corp's common stock and for investment in businesses and equipment.

(3) Expected period for spending of funds

February 2008 and beyond.

(4) Rationale for the procured funds usage

The funds procured via the third-party allotment of treasury stock will be used to purchase Sumitomo Corp's common stock in an effort to deepen the relationship between Sumitomo Metals and Sumitomo Corp, as well as for investment in businesses and equipment. These things are in line with Sumitomo Metals' strategy, and they will boost corporate value.

3. Results and equity financing over the last three years

(1) Consolidated results over the last three years

Unit: millions of yen

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales	1,236,920	1,552,765	1,602,720
Operating profit	182,878	305,804	303,774
Recurring profit	173,245	280,733	327,676
Net income	110,864	221,252	226,725
Net income per share (yen)	23.05	46.03	47.89
Dividend per share (yen)	5.0	7.0	8.0
Net assets per share (yen)	100.61	150.07	189.81

(2) Shares outstanding and latent shares

Type	Number of shares	Ratio vis-à-vis outstanding shares
Outstanding shares	4,805,974,238	100%
Latent Shares	None	0%

(3) Treasury shares to be allotted

Date of allotment	February 20, 2008
Total allotment amount	¥49,694,040,000
Shares outstanding at time of allotment	4,805,974,238 shares
Latent shares at the time of allotment	None

(4) Equity financing over the last three fiscal years

Not Applicable

(5) Recent share price trend

Year ended March 31, 2005 (Closing price on March 31, 2005)	¥193
Year ended March 31, 2006 (Closing price on March 31, 2006)	¥505
Year ended March 3, 2007 (Closing price on March 30, 2007)	¥609
Average closing price over last three months (from November 1, 2007 to January 30, 2008)	¥493

4. Principal shareholders and their stakes before and after allotment

Before allotment (As of September 30, 2007)		After allotment	
Sumitomo Corporation	7.54%	Sumitomo Corporation*1	9.54%
Nippon Steel Corporation	5.01%	Nippon Steel Corporation*2	5.01%
Japan Trustee Services Bank, Ltd. (Trust Account)	4.73%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.73%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3.75%	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.75%
Japan Trustee Services Bank, Ltd. (Re-trusted by The Sumitomo Trust & Banking Co., Ltd. and the Trust Account for Employee Retirement Payment of Sumitomo Mitsui Banking Corporation)	1.88%	Japan Trustee Services Bank, Ltd. (Re-trusted by The Sumitomo Trust & Banking Co., Ltd. and the Trust Account for Employee Retirement Payment of Sumitomo Mitsui Banking Corporation)	1.88%
Nippon Life Insurance Company	1.85%	Nippon Life Insurance Company	1.85%
Kobe Steel, Ltd.	1.71%	Kobe Steel, Ltd.*	1.71%
The Sumitomo Trust & Banking Co., Ltd.	1.56%	The Sumitomo Trust & Banking Co., Ltd.	1.56%
Mitsui Sumitomo Insurance Company, Limited.	1.42%	Mitsui Sumitomo Insurance Company, Limited.	1.42%
Japan Trustee Services Bank, Ltd. (Trust Account #4)	1.15%	Japan Trustee Services bank, Ltd. (Trust Account #4)	1.15%

*1 Sumitomo Corporation's voting rights stake will be 9.92% after allotment.

*2 On December 19, 2007, Sumitomo Metals announced that it had reached an agreement with Nippon Steel Corporation and Kobe Steel, Ltd. regarding additional cross-purchasing of shares designed to expand cooperation among the three companies. Under this agreement, Nippon Steel Corporation's stake is expected to rise to approximately 9.4% (a 9.9% voting rights stake), while Kobe Steel's stake is expected to rise to 2.4% (a 2.5% voting rights stake).

5. Expected impact on earnings

The effect of the allotment of treasury stock on both consolidated and non-consolidated earnings for the fiscal year ending March 31, 2008 is expected to be minimal.

6. Rationale for allotment terms

(1) Why allotment price is seen as reasonable

The allotment price is the average TSE closing price (excluding fractional amounts) for the five business days immediately prior to the date of the Board of Directors resolution (that is, from January 24, 2008 to January 30, 2008). Sumitomo Metals

sees this method as reasonable because it is based on recent market prices.

(2) Why allotment quantity and subsequent dilution is seen as reasonable

Sumitomo Metals expects little dilution or impact on secondary markets as treasury stock to be allotted accounts for 2% of outstanding shares.

7. Reasons for selection of recipient

(1) Overview of recipient (as of March 31, 2007)

①	Name	Sumitomo Corporation	
②	Principal businesses	Sumitomo Corporation engages in diverse business activities via its worldwide network. These include trading, both in Japan and overseas, various types of financing, project coordination, and investment in businesses.	
③	Date of establishment	December 24, 1919	
④	Headquarters	8-11, Harumi 1-chome, Chuo-ku, Tokyo	
⑤	President & CEO	Susumu Kato	
⑥	Paid-in capital	¥219,278 million	
⑦	Shares outstanding	1,250,602,867 shares	
⑧	Net assets	¥1,473,128 million (consolidated)	
⑨	Total assets	¥8,430,477 million (consolidated)	
⑩	Fiscal year end	March 31	
⑪	Number of employees	61,490 employees (consolidated)	
⑫	Principal customers	Numerous customers in various fields	
⑬	Principal shareholders and their stakes	The Master Trust bank of Japan, Ltd. (Trust Account)	8.68%
		Japan Trustee Services Bank, Ltd. (Trust Account)	7.45%
		Japan Trustee Services Bank, Ltd. (Trust Account #4)	3.22%
		Mitsui Sumitomo Insurance Company, Limited.	2.66%
		Sumitomo Life Insurance Company	2.47%
		State Street Bank & Trust Company505103	1.64%
		Dai-ichi Life Insurance Company	1.43%
		Nippon Life Insurance Company	1.32%
		State Street Bank & Trust Company	1.29%
		Nomura Securities Co., Ltd.	1.26%
⑭	Principal banks	Sumitomo Mitsui Banking Corporation	

<table>
<tr><td rowspan="4">⑮</td><td rowspan="4">Relationship between Sumitomo Metals and Recipient</td><td>Capital relationship</td><td>Sumitomo Metals owns 9,084,910 shares of Recipient's Stock.
The Recipient owns 362,206,400 shares of Sumitomo Metals' Stock.</td></tr>
<tr><td>Trade relationship</td><td>Sumitomo Metals buys raw materials from the Recipient and sells products to the Recipient.</td></tr>
<tr><td>Personnel relationship</td><td>N.A.</td></tr>
<tr><td>Other relationships</td><td>N.A.</td></tr>
</table>

⑯ Consolidated results over the last three fiscal years (unit: millions of yen)

Fiscal period	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales	9,898,598	10,336,265	10,528,277
Gross profits	563,130	706,647	857,689
Net income	85,073	160,237	211,004
Net income per share (yen)	72.83	130.18	169.93
Dividend per share (yen)	11.00	25.00	33.00
Shareholders' equity per share (yen)	776.61	1,047.88	1,192.35

(2) Reasons for Selection of Recipient

Overseas operations are becoming more important, so Sumitomo Metals will allot treasury stock to Sumitomo Corp in order to leverage Sumitomo Corp's strong overseas networks and deepen the cooperation between the two in growth markets.

(3) Recipient's shareholding policy

Sumitomo Corp has told Sumitomo Metals that it will hold onto Sumitomo Metals' shares for the medium- to long-term in order to deepen the relationship between the two companies.

Sumitomo Metals expects that Sumitomo Corp will soon agree to report to Sumitomo Metals in writing should it decide to sell all or part of its allotted shares during the first two years after the date of allotment (scheduled for February 20, 2008).

III. Purchase of Sumitomo Corporation's stock

(1) Amount to be purchased: ¥15 billion
(2) Timing of purchase: On or after February 1, 2008
(3) Method of purchase: Market purchase
(4) Shareholding policy: Sumitomo Metals will hold the purchased shares for the

medium- to long-term in order to deepen the relationship between the two companies.

(Appendix) Outline of treasury stock allotment

(1) Number of shares to be allotted:	96,120,000 shares
(2) Allotment price:	¥517 per share
(3) Value of shares allotted:	¥49,694,040,000
(4) Method:	Third-party allotment
(5) Allotment date:	February 20, 2008
(6) Treasury stock remaining after allotment:	166,458,416 shares

(Not including fractional purchases or sales after October 1, 2007)

END